Mail Stop 3561

								August 22, 2005

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Registration Statement on Form S-1
		Amendment No. 2 filed August 1, 2005
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the non-EDGAR marked copy.

General

1. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

2. We note your response to our previous comment number six addressing the issues arising under Regulation M with respect to the warrant purchase obligations of Messrs. Simanson and Zalman. Please address the applicability of the provisions of Rule 10b5-1 to the issues raised under Regulation M by such purchases.

Use of Proceeds, page 17

3. We note your response to our previous comment ten and we
reissue
the comment.  Please discuss all possible uses of the proceeds held
in trust if such funds are released to the company.  Please
include
any finder`s fees and expenses that are in addition to those expenses
to be paid from the net proceeds not held in trust.  Please
reconcile
this disclosure with the disclosure in the last paragraph on page
22
in the MD&A section.

4. We note your response to our previous comment 11 and reissue in part our previous comment. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $250,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $200,000 allocated to due diligence and the disclosure on page 18 that a portion of working capital will be used to pay officers, directors and stockholders for due diligence. Please explain why there are separate amounts for due diligence. Please explain which line item of due diligence will be used to pay existing stockholders for their performance of due diligence. Please reconcile theses expenses with the disclosure in the last paragraph on page 22 in the MD&A section.

Proposed Business, page 23

Effecting a Business Combination, page 24

5. On the bottom of page 25, we note the disclosure that "we may engage these firms in the future, in which event we may pay a finder`s fee or other compensation." Please describe in more detail the finder`s fee and other consideration that may be paid.

Certain Transactions, page 49

6. We note the disclosure in regards to the issuance of common stock prior to the date of the prospectus. Please include the dates in which the stock was sold to the individuals. We may have further comment.

Financial Statements

Note 3, Proposed Public Offering, page F-9

7. Please expand Note 3 to disclose the significant terms of the underwriter`s purchase option, including the material terms discussed on page 56 of the text, as well as any net settlement provisions. Disclose how you intend to account for the underwriter`s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate.
Clarify whether the option will be issued only after the registration statement is effective. If the option will be issued regardless of the status of the registration statement, explain when it will be issued. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-4

8. Please include the dates in which the securities were sold to the individuals and state briefly the facts relied upon to make the exemption available e.g., no general solicitation, sophistication and access to information. We note that the transactions with Eugene S.
Putnam and David W. Spainhour were not listed in the initial filing.
Please explain.  See Item 701 of Regulation S-K.

Exhibits

9. We note that the company has generally filed form agreements as exhibits. Please file where possible executed copies of the agreements as exhibits.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,


      John Reynolds
      Assistant Director


cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
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Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
August 22, 2005
Page 1